

December 17, 2010

Georgia gulf Corporation
Gregory C. Thompson, Chief Financial Officer
115 Perimeter Center Place, Suite 460
Atlanta, GA 30346

>   **Re: Georgia Gulf Corporation**
>   **Form 10-K for the year ended December 31, 2009**
>   **Form 10-Q for the quarter ended June 30, 2010**
>   **File No. 1-9753**

Dear Mr. Thompson:

We have reviewed your response to our comment letter dated October 28, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2009
19. Segment Information, page 94

We read your response to comment eight of our letter dated October 28, 2010. Please tell us if you have revenues by product line below your reportable segments. If such information is not available, please revise future filings to disclose that fact. If such information is available, please provide it to us and help us better understand why you do not believe it is required or would be useful to investors.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief